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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 2)*


                             METAL MANAGEMENT, INC.
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                                (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)


                                   591097209
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                                 (CUSIP Number)

                              MARILYN SONNIE, ESQ.
                                   JONES DAY
                              222 EAST 41ST STREET
                            NEW YORK, NEW YORK 10017
                                 (212) 326-3939
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 AUGUST 8, 2003
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)
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CUSIP NO. 591097209                                                  Page 2 of 4
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1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    EUROPEAN METAL RECYCLING LTD.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [X]

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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UK
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,503,100
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,503,100
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,503,100
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.8%
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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CUSIP No. 591097209                                                  Page 3 of 4
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           The Schedule 13D for European Metal Recycling Ltd. (the "Schedule
13D"), relating to the common stock ("COMMON STOCK") of Metal Management, Inc., a Delaware corporation (the "COMPANY"), which has its principal executive offices at 500 N. Dearborn St., Suite 405, Chicago, Illinois 60610 is hereby amended by this Amendment No. 2 to the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Item 4 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

         As previously disclosed, European Metal Recycling Ltd. ("EMR") has taken certain actions that indicate that EMR may be deemed to have the current intent to seek to change or influence control of the Company. On August 8, 2003, EMR sent a letter to the Board of Directors of the Company indicating that EMR would like to commence due diligence on the Company. A copy of the letter is filed herewith as Exhibit 1 and is incorporated herein by this reference. Although EMR continues to explore options with respect to the Company, there can be no assurance that EMR will formulate any specific plan or proposal to change or influence control of the Company or as to the terms or the timing of any such plan or proposal. Any plan or proposal that EMR may formulate could involve, among other things, entering into one or more privately negotiated acquisitions of additional Company securities, open-market purchases, proposing a business combination transaction, including a merger, with the Company, making a tender offer for some or all of the Common Stock of the Company or waging a proxy contest for control of the Company. It is also possible that EMR will decide not to pursue any such transaction. Representatives of EMR have met and may continue to meet with its investment advisers, accountants, financing sources and legal counsel regarding financing, strategy and structuring alternatives in the event EMR determines to pursue a transaction. In addition, representatives of EMR have met and may meet with representatives of the Company to explore a possible transaction with the Company.

         EMR may make further purchases of Company securities from time to time and may dispose of any or all of the shares of the Company held by it at any time. This decision will be based on the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company to EMR's ownership of the shares of the Company, the impact of applicable law and regulation, price levels of the shares of the Company and general economic and stock market conditions.

         Other than as indicated above, EMR has no plans or proposals which relate to, or could result in, any of the matters referred to in Paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Letter from EMR to the Board of Directors of the Company, dated August 8, 2003.


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                                            EUROPEAN METAL RECYCLING LTD.


August 8, 2003                              By: /s/ Colin Iles
                                               ---------------------------------
                                                Colin Iles, Managing Director





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CUSIP No.591097209                                                  Page 4 of 4
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                                  EXHIBIT LIST

EXHIBIT NO.                           DESCRIPTION OF EXHIBIT
-----------                           ----------------------

  1 Letter from EMR to the Board of Directors of the Company, dated August 8, 2003.